EXHIBIT 99.1

NANOBIOTIX Announces Termination of Liquidity Contract and Publishes End of Contract Statement

PARIS and CAMBRIDGE, Mass., Dec. 21, 2022 (GLOBE NEWSWIRE) --  NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that it has ended the liquidity contract signed on October 23, 2012 with Gilbert Dupont. The termination is effective from December 20th, 2022, after the close of Euronext market.

On the termination date of this contract, the following assets appeared on the liquidity account:

  22,118 shares
  €71,489.96 in cash

As a reminder, for the latest half-year statement as of June 30, 2022, the following assets appeared on the liquidity account:

  25,706 shares
  € 60,051.07 in cash

And between July 1, 2022, and December 20, 2022, included:

Buy side	Traded volume: 303,404 shares	€ 1,157,145.04	1,274 transactions
Sell side	Traded volume: 306,992 shares	€ 1,168,583.92	990 transactions

Upon initiation of the liquidity contract, the following assets were made available:

  0 share
  € 300,000.00 in cash

About NANOBIOTIX
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com